FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of April 5, 2006

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name:	Walker Boyd
Title:	Group Finance Director

Date:    April 5, 2006

Embargoed until 12.30 p.m. (BST) 5 April 2006 Signet Group plc (LSE: SIG, NYSE: SIG)
Preliminary results for year ended 28 January 2006

Signet Now Largest Speciality Jeweller In US

Dividend up 10%

• Group total sales: £1,752.3m	up	8.5%
• Group like for like sales	up	2.4%
• Group profit before tax: £200.4m	down	1.7%
• Earnings per share: 7.5p	down	3.8%
• Total annual dividend per share: 3.3p	up	10.0%

These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”), see note 13 for further details.

Divisional Highlights

• US:	-	Division now largest US speciality jewellery retailer with 8.2% market share

	-	Kay strengthened its No.1 speciality brand position with sales up 9.9% to $1,290m

	-	Jared joined top-five brands in sector with sales of $534m

	-	Rough diamond sourcing initiative commenced

	-	$1 billion new store investment programme over next five years

• UK:	-	Diamonds now 29% of product mix, versus 22% in 2000/01

	-	228 stores trading in modernised format

Terry Burman, Group Chief Executive, commented: “The US business again significantly outperformed its main competition and gained further market share. The business has now become the largest US speciality jewellery retailer by sales. Over the next five years it is planned to invest some $1 billion in new US store space. In the longer term there is the potential to double the number of stores.

Despite very challenging trading conditions, which resulted in a fall in profitability, the UK business still achieved a healthy 10.5% operating margin, a 26.6% return on capital employed and strong cash flow. While the UK business has undergone significant changes in recent years there are still many opportunities for further improvement.

In the year to date, US like for like sales have increased at a similar rate to that achieved in the year to 28 January 2006. The gross margin eased reflecting the expansion of Jared, product mix changes and higher commodity costs. In the UK, the like for like sales decline during the nine week period reduced to low single digits. Valentine’s Day promotions and a stronger performance by the insurance replacement business resulted in some reduction in gross margin.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700
Susan Gilchrist, Brunswick	+44 (0) 20 7404 5959
Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,814 speciality retail jewellery stores at 28 January 2006; these included 1,221 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry”, and under a number of regional names. At that date Signet operated 593 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones”, and “Leslie Davis”.

Chairman’s Statement

Group results

In the 52 weeks to 28 January 2006 total sales rose by 8.5% to £1,752.3 million (2004/05: £1,615.5 million). Like for like sales advanced by 2.4%, a strong US performance more than compensating for a significant fall in the UK. Profit before tax was £200.4 million (2004/05: £203.9 million). The tax rate was 34.7% (2004/05: 33.9%). Earnings per share were 7.5p (2004/05: 7.8p). See note 10 for the impact of exchange rate movements.

The US division again significantly outperformed its main competition and has now become the largest US speciality jewellery retailer by sales. Total dollar sales increased by 12.1%, with like for like sales up 7.1%. Like for like sales in the first half rose by 7.9% followed by a solid performance in the second half when they rose by 6.4%.

The UK experienced the sharpest deterioration in retail trading conditions for 14 years. Consequently the division’s annual like for like sales fell by 8.2%, a performance believed to be at least in line with that of the UK jewellery sector.

The Group had a net cash outflow of £4.8 million (2004/05: £10.0 million) after investing £136.7 million in fixed and working capital during the year (2004/05: £152.1 million). The Balance Sheet remains strong and gearing (net debt to shareholders’ funds) at 28 January 2006 was 11.2% (29 January 2005: 10.8%). The store refurbishment programme in the UK continued at a similar level to that in 2004/05. In the US, new store space grew by 9% (2004/05: 8%) and will increase further over the next five years given a planned investment programme of $1 billion.

Dividend

The Board is pleased to recommend a 10.0% increase in the final dividend to 2.8875p per share (2004/05: 2.625p), the total for the year being 3.3p per share (2004/05: 3.0p). Dividend cover is 2.3 times (2004/05: 2.6 times). Distribution policy is regularly reviewed taking into account earnings, cash flow, gearing and the needs of the business. See note 8 regarding dividends to US holders of ordinary shares and ADSs.

Board changes

Following the announcement made at this time last year, I now confirm that I will retire from the Board at the end of the 2006 AGM. I have held the position of Chairman since 1992. At that time the Group was in a perilous state but much has changed since then and today Signet has a market capitalisation approaching £2 billion. I will stand down knowing that the business is in good hands and I would like to express my appreciation to Board colleagues, executives and staff for the invaluable contribution they have made to Signet’s success.

The Board has appointed Malcolm Williamson as Chairman with effect from the conclusion of the AGM on 9 June 2006. Mr Williamson is a senior international businessman with significant chairmanship experience and has been a non-executive director of the Group since November 2005. I would like to take this opportunity to wish him well in his new role.

Current trading

In the year to date, US like for like sales have increased at a similar rate to that achieved in the year to 28 January 2006. The gross margin eased reflecting the expansion of Jared, product mix changes and higher commodity costs. In the UK, the like for like sales decline during the nine week period reduced to low single digits. Valentine’s Day promotions and a stronger performance by the insurance replacement business resulted in some reduction in gross margin.

Chief Executive’s Review

Group

Group operating profit was £208.2 million (2004/05: £212.5 million). The operating margin was 11.9% (2004/05: 13.2%) and the return on capital employed (“ROCE”) 22.4% (2004/05: 26.3%). The declines being primarily due to difficult trading conditions in the UK.

The Group’s medium term objectives are to maintain leading performance standards on both sides of the Atlantic, to increase new store space in the US, and to maintain a strong balance sheet whilst funding expansion of space in the US and dividend payments.

US division

During the year the division became the largest speciality retail jeweller in the US with an 8.2% market share. Kay substantially strengthened its position as the leading speciality jewellery brand and Jared is now also among the top-five brands in the sector. Operating profit rose by 17.3% to £167.1 million (2004/05: £142.4 million). At constant exchange rates the increase was 13.6% and the five year annual compound growth rate was 11.9%.

The division significantly outperformed the US retail sector with total dollar sales up by 12.1% and like for like sales rising by 7.1%. Jared’s like for like sales performance was particularly strong. Kay’s like for like sales increased broadly in line with the division as a whole, while those of the regional brands were slightly ahead of last year. Over the last five years the US division’s total dollar sales have grown at an annual compound rate of 9.7% and like for like sales by 4.7%. During the same period, the division’s share of the speciality jewellery market has risen from 5.8% to 8.2%. Consolidation in the speciality jewellery sector continues, providing significant opportunity to gain further market share.

New store space growth increased to 9% during 2005/06 (2004/05: 8%), compared with 6% in 2001/02. Compound growth in new store space over the last five years has been 7% per annum. The majority of the space increase was attributable to the expansion of Jared. The business also continued to invest in support services including increased capacity in the distribution centre, staff recruitment and training, and an expanded real estate department.

Over the next five years it is planned to invest $1 billion in fixed and working capital to grow new store space. This will increase the number of stores in operation by over 40%. Over the longer term the US division has the potential to double store space within the three existing formats of Kay, Jared and the regional brands.

The division’s current strategy is to gain further profitable market share through like for like sales growth by focusing on proven competitive advantages and by increasing new store space by 8% - 10% per annum (a measured increase from the previous target of 7% - 9%). Where appropriate, acceleration of this growth through acquisitions will be considered. Increases in total sales will provide further leverage of the cost base and supply chain efficiencies. The US division is increasingly becoming the speciality jewellery retailer of choice for customers, employees, suppliers and real estate developers.

UK division

Against the background of a difficult retail environment, UK operating profit fell to £49.1 million (2004/05: £76.9 million including a restructuring charge of £1.7 million). The retail sector experienced the sharpest deterioration in trading conditions since 1991. Whilst like for like sales fell by 8.2% the division still achieved a healthy operating margin of 10.5%, ROCE of 26.6% and strong cash flow. The division’s strategy is to increase store productivity and operating margin by lifting the average transaction value, predominantly through higher diamond sales.

Notwithstanding the difficult environment, the average transaction value increased by 5% and diamonds now account for 29% (2004/05: 28%) of the division’s sales. During the last five years the average transaction values have increased by 34% in H.Samuel and by 37% in Ernest Jones. Diamond participation has risen from 17% to 21% and from 33% to 38% respectively.

The business has continued to focus on improving customer service, with concentration on staff training and motivation. The diamond selection was further improved, with the Leo and Forever Diamond ranges once more outperforming the division. Stores remodelled during the year achieved a superior sales performance sufficient to satisfy the Group’s investment criteria. Further trials of television advertising for both brands took place. In implementing these initiatives the division continued to draw on the US business’ best practice and experience. While the UK business has undergone significant changes in recent years there are still many opportunities for further improvement.

US performance review (73% of Group sales)

Details of the US division’s performance are set out below:

	2005/06	2004/05	Change reported	Change at constant exchange rates(1)	Like for like change
	£m	£m	%	%	%
Sales	1,282.7	1,107.8	+15.8	+12.1	+7.1
Operating profit	167.1	142.4	+17.3	+13.6
Operating margin	13.0%	12.9%
ROCE	22.4%	22.2%

(1)	See note 10 for reconciliation of impact of exchange rates.

The operating margin was a little above that of last year, leverage of like for like sales growth offsetting the impact of additional immature space of 50 basis points as well as the adverse movement in gross margin of 50 basis points. The change in gross margin primarily reflected the growth of Jared and the increase in average transaction values as customers increasingly purchased larger and more expensive diamonds. Both of these factors were drivers of the like for like sales growth and are expected to continue in 2006/07. A range of supply chain initiatives and selective pricing changes largely counter-balanced commodity cost increases. The increase in the price of diamonds has moderated although the cost of fine gold continues to rise. Further pricing and supply chain initiatives are planned to mitigate the impact of commodity cost increases. The bad debt charge was 3.0% of total sales (2004/05: 2.9%). The proportion of sales through the in-house credit card was 51.1% (2004/05: 50.6%).

In the jewellery sector, superior customer service and product knowledge are critical competitive advantages and during 2005/06 a system to measure customer satisfaction was introduced to help identify areas for improvement on a store-by-store basis. The proportion of qualified diamontologists, including those in training, increased to over 70% of full time sales staff. Recruitment practices were further improved and the programme to enhance jewellery repair procedures continued. A virtual diamond vault, offering consumers access via an in-store computer to a supplier’s inventory of loose diamonds, was rolled out to all Jared stores and selected mall stores.

Average unit selling prices in both mall stores and Jared increased by some 8% reflecting further positive response by the consumer to new, higher value, merchandising initiatives, as well as selective changes in retail prices due to increased commodity costs. The upper end of the diamond selection was further enhanced and the Leo Diamond range was again expanded. In Jared the luxury watch ranges continued to be extended. During the year an initiative to develop the capability to source rough diamonds was commenced with the objective of securing additional reliable and consistent supplies of diamonds.

The annual gross marketing spend amounted to 6.7% of sales (2004/05: 6.6%) and dollar marketing expenditure increased by 12.7% reflecting the growth in sales. Kay’s consistent use of its highly effective “Every kiss begins with Kay” advertising campaign enabled it to gain further consumer awareness thereby benefiting its sales performance. It is intended to launch a new Kay website with an e-commerce capability during the second half of 2006. Regional brands continued to use radio advertising although television advertising was tested in one market over Christmas 2005. The test will be expanded to a further two markets in 2006/07. Local television advertising supported all Jared stores for the first time during the holiday period and it is now expected that Jared will have sufficient scale to move to national television advertising in the fourth quarter of 2007/08.

A project to increase the capacity of the distribution centre commenced in 2005/06 and is on schedule to be completed in 2006/07. As part of this project a new central repair facility was opened thereby increasing productivity.

In 2005/06 Kay increased sales by 9.9% to $1,290.1 million (2004/05: $1,174.4 million) and at the year end there were 781 Kay stores. It is planned to increase Kay’s representation in malls by 23-28 net new stores in 2006/07. In selected malls a superstore format, drawing on the experience of Jared and the recently launched metropolitan store concept, will be tested during 2006/07. The trial of Kay in open-air retail centres has proved successful and the rate of openings will be increased to 20-25 in 2006/07 (2005/06: 11). Three stores in metropolitan locations started trading in 2005/06 and two more sites are expected to be added in 2006/07. An opportunity to open Kay stores in outlet centres has also been identified and it is intended to test about five stores in this format in 2006/07. In total 50-60 additional Kay stores are planned for 2006/07 (2005/06: 39) and in the longer term there is the potential for over 1,450 stores.

330 mall stores traded under strong regional brand names at 28 January 2006 with sales of $484.5 million (2005/06: $471.1 million). The regionally branded stores provide the potential to develop a second mall brand of sufficient size to justify the cost of national television advertising. This would require about 550 stores which could be achieved in the medium term by a mixture of store openings and acquisitions. It is planned that 10-15 net new stores will be opened in 2006/07 (2005/06: nine) and there is potential for some 700 regional stores under a single national brand.

Jared sales were $534.2 million (2004/05: $415.0 million) and the portfolio of 110 stores is equivalent in space terms to about 450 mall stores. The Jared concept is the primary vehicle for US space growth and in 2005/06 the number of store openings increased to 18 (2004/05: 14). One store in New Orleans was closed due to hurricane and flood damage. The chain is immature with only 40% of stores having traded for five full years. Nonetheless Jared’s average store contribution rate is nearing that of the division as a whole. The 43 mature Jareds achieved, on average, sales of some $5.6 million in their fifth year of trading, above their target level. During 2006/07 it is intended to increase the number of Jared openings to 18-23 and opportunities for over 250 stores have been identified.

The table below sets out the store numbers, net new openings and the potential number of stores by chain:

Store numbers	29 January 2005	Net openings 2005/06	28 January 2006	Planned net openings 2006/07	Potential
Kay
Mall	721	25	746	23-28	850	+
Off-mall	20	11	31	20-25	c.500
Metropolitan	nil	3	3	2	c.50
Outlet	1	nil	1	5	50-100

	742	39	781	50-60	1,450	+
Regionals	321	9	330	10-15	c.700
Jared	93	17	110	18-23	250	+

Total	1,156	65	1,221	80-90	2,400	+

In 2005/06 fixed capital investment was $88.1 million (2004/05: $77.6 million) and this is planned to rise to over $100 million in 2006/07. Some $45 million of the fixed capital investment related to new store space in 2005/06, with an increase to about $55 million expected in 2006/07. The investment in working capital, that is inventory and receivables, associated with space growth amounted to some $96 million in 2005/06 and is expected to increase to over $115 million in 2006/07.

Recent investment in the store portfolio, both fixed and working capital, is set out below:

	2005/06	2004/05	2003/04
New stores
Mall stores	49	44	47
Off-mall stores(1)	14	10	10
Jared stores	18	14	12

Fixed capital investment	$45m	$27m	$25m
Working capital investment	$96m	$76m	$60m

Total investment	$141m	$103m	$85m

Store refurbishments and relocations	57	76	61
Other store fixed capital investment	$28m	$29m	$20m

Total store investment	$169m	$132m	$105m

(1)	Includes three metropolitan stores

UK performance review (27% of Group sales)

Details of the UK division’s performance are set out below:

	2005/06	2004/05		Change	Like for like change
	£m	£m		%	%
Sales:
H.Samuel	256.2	281.1		-8.8	-8.7
Ernest Jones	208.5	221.1		-5.7	-7.5
Other	4.9	5.5		-10.9

Total	469.6	507.7		-7.5	-8.2

Operating profit	49.1	76.9	(1)	-36.2
Operating margin	10.5%	15.1	%(1)
ROCE	26.6%	44.5	%(1)

(1)	After charging a restructuring expense of £1.7 million.

The UK division’s operating margin was 10.5% (2004/05: 15.1%) reflecting the poor trading conditions and the resulting negative operational leverage. Pricing discipline was maintained and the gross margin increased by 60 basis points in 2005/06 but is expected to show a slight decline in 2006/07.

Diamond jewellery assortments were further enhanced during the year and participation continued to rise. The Leo Diamond range was further expanded in Ernest Jones and the Forever Diamond selection was increased in H.Samuel. White metal jewellery again proved popular. The average selling price in H.Samuel was £38 (2004/05: £37) and in Ernest Jones £148 (2004/05: £141).

Both customer service and product knowledge remain priorities. A carefully structured weekly training programme continues to be followed, with an emphasis on measurable outcomes. The sales commission scheme, which drew on the Group’s US experience, was successfully tested in 2004/05 and rolled out during 2005/06.

The television advertising trial continued at a similar level of coverage to 2004/05. Marketing expenditure represented 3.2% of sales in 2005/06 (2004/05: 3.0%). In August 2005 an e-commerce capability was launched on the H.Samuel website as a complement to store-based customer service. It is anticipated that the Ernest Jones website will commence e-commerce in 2006/07.

During the year 78 stores were refurbished or relocated. At the year end 228 stores, mostly H.Samuel, traded in the modernised format, accounting for over 40% of the UK division’s sales. Five Ernest Jones and three H.Samuel stores were opened. 17 H.Samuel and two Ernest Jones stores were closed. At the year end there were 593 stores (386 H.Samuel and 207 Ernest Jones). A lower level of store refit is planned for 2006/07 in line with the cycle, with store capital expenditure expected to be some £12 million (2005/06: £22 million).

Recent investment in the store portfolio is set out below:

	2005/06	2004/05	2003/04
Store refurbishments and relocations	78	81	32
New H.Samuel stores	3	2	—
New Ernest Jones stores	5	7	5
Store fixed capital investment	£22m	£23m	£13m

Group financial review

Operating margin and ROCE

Operating margin (operating profit to sales ratio) was 11.9% (2004/05: 13.2%) and ROCE was 22.4% (2004/05: 26.3%). Capital employed is based on the average of the monthly balance sheets and at 28 January 2006 included US in-house credit card debtors amounting to £382.4 million (29 January 2005: £319.0 million).

Group and financing costs

Group central costs amounted to £8.0 million (2004/05: £6.8 million), the increase includes costs associated with new corporate governance practices and a net property provision of £0.7 million (2004/05: £0.4 million). Net financing costs amounted to £7.8 million (2004/05: £8.6 million), the reduction being primarily due to higher interest income received in the first half.

Taxation

The charge of £69.6 million (2004/05: £69.1 million) represents an effective tax rate of 34.7% (2004/05: 33.9%). It is anticipated that the effective tax rate will be approximately 36% in 2006/07.

Profit for the financial period

Profit for the 52 weeks ended 28 January 2006 was £130.8 million (2004/05: £134.8 million). The next reporting period is the 53 weeks ending 3 February 2007.

Liquidity and capital resources

Cash generated from operations amounted to £188.1 million (2004/05: £172.6 million) after funding a working capital increase of £66.3 million (2004/05: £81.6 million), principally as a result of the growth of the US division. It is anticipated that in 2006/07 there will be a further increase in the level of working capital investment due to planned US store openings. Interest of £11.4 million (2004/05: £11.6 million) and tax of £64.5 million (2004/05: £56.5 million) were paid. Net cash from operating activities was £112.2 million (2004/05: £104.5 million).

Group capital expenditure was £75.9 million (2004/05: £70.5 million). The level of capital expenditure was some 1.6 times (2004/05: 1.7 times) the depreciation and amortisation charge of £46.2 million (2004/05: £41.7 million). Capital expenditure in 2006/07 is expected to be £75 million to £85 million, most of which will be store related. There were disposal proceeds of £7.5 million (2004/05: £0.2 million). Equity dividends of £52.7 million (2004/05: £43.8 million) were paid in the year. Net cash outflow was £4.8 million (2004/05: £10.0 million). In 2006/07 the cash outflow is expected to be between £10 million and £30 million reflecting the planned increase in space growth in the US.

Net debt

Net debt at 28 January 2006 was £98.6 million (29 January 2005: £83.5 million, £93.8 million after exchange translation differences). Group gearing at the year end was 11.2% (29 January 2005: 10.8%).

On 30 March 2006 the Group entered into a US private placement note term series purchase agreement for $380 million of fixed rate notes as set out below:

Amount	Interest rate	Maturity
$100 million	5.95%	2013
$150 million	6.11%	2016
$130 million	6.26%	2018

Funding and completion is expected on 23 May 2006. The proceeds of the issue will be used to replace a maturing $251 million privately placed receivables securitisation and for general corporate purposes.

Pensions

The Group has one UK defined benefit plan (the “Group Scheme”) which was closed to new members in 2004. All other pension arrangements are defined contribution plans. The IAS 19 present value of obligations of the Group Scheme increased last year by £33.4 million primarily as a result of increasing the longevity assumption by approximately four years to over 85 for future pensioners. The market value of the Group Scheme’s assets increased by £19.8 million. As a result the pension deficit on the balance sheet increased by £13.6 million to £15.5 million before a related deferred tax asset of £4.6 million (29 January 2005: £0.6 million). The triennial actuarial valuation will be carried out during 2006/07, however the IAS 19 assumptions already reflect the revised longevity projections that are likely to be used.

The cash contribution to the fund in 2005/06 was £4.3 million (2004/05: £3.7 million). The Group expects to contribute a minimum of £3.5 million in 2006/07 subject to review following the completion of the actuarial valuation, when additional contributions are expected to be agreed.

Summary of Fourth Quarter Results (Unaudited)

	13 weeks ended 28 January 2006		13 weeks ended 29 January 2005		Like for like change
	£m		£m		%
Sales
UK	195.8		213.0		-8.6
US	523.1		424.5		+6.4

	718.9		637.5		+1.8

Operating profit
UK - Trading	54.0		67.2
- Group central costs	(3.3)		(1.9)

	50.7		65.3
US	96.5		82.6

Total operating profit	147.2		147.9
Net financing costs	(1.9)		(1.0)

Profit before tax	145.3		146.9
Taxation	(50.6)		(48.0)

Profit for the period	94.7		98.9

EPS – basic	5.5	p	5.7	p
– diluted	5.4	p	5.7	p

The Board of Directors approved this statement of preliminary results on 5 April 2006.

There will be an analysts’ presentation and conference call today at 2.00 p.m. BST (9.00 a.m. US Eastern Time and 6.00 a.m. US Pacific Time) and a simultaneous audio and video webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, all participants should dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

UK dial-in:	+44 (0) 20 7365 1834
US dial-in:	+1 718 354 1171

UK 48hr. replay:	+44 (0) 20 7784 1024	Pass code:	8440161#
US 48hr. replay:	+1 718 354 1112	Pass code:	8440161#

First quarter sales figures are expected to be announced on 4 May 2006.

High resolution photographs are available to the media at www.newscast.co.uk

+44 (0) 20 7608 1000.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2004/05 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 3, 2005 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Consolidated income statement

for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006		52 weeks ended 29 January 2005		Notes
	£m		£m
Sales	1,752.3		1,615.5		2,10
Cost of sales	(1,516.3)		(1,371.8)

Gross profit	236.0		243.7
Administrative expenses	(74.1)		(69.8)
Other operating income	46.3		38.6		3

Operating profit	208.2		212.5		2,10
Finance income	9.3		8.4		4
Finance expense	(17.1)		(17.0)		4

Profit before tax	200.4		203.9		10
Taxation – UK	(12.9)		(20.5)		5
– US	(56.7)		(48.6)		5

Profit for the financial period	130.8		134.8

Earnings per share – basic	7.5	p	7.8	p	7
– diluted	7.5	p	7.8	p	7

All of the above relate to continuing activities.

Consolidated balance sheet

at 28 January 2006

	28 January 2006	29 January 2005	Note
	£m	£m
Assets
Non-current assets
Intangible assets	22.9	17.4
Property, plant and equipment	253.8	225.7
Other receivables	14.3	11.6
Deferred tax assets	17.4	15.9

	308.4	270.6

Current assets
Inventories	679.7	577.9
Trade and other receivables	430.4	359.4
Cash and cash equivalents	52.5	102.4

	1,162.6	1,039.7

Total assets	1,471.0	1,310.3

Liabilities
Current liabilities
Short-term borrowings	(151.1)	(53.1)
Trade and other payables	(217.1)	(163.3)
Deferred income	(50.4)	(53.5)
Current tax	(50.2)	(43.8)

	(468.8)	(313.7)

Non-current liabilities
Bank loans	—	(132.8)
Trade and other payables	(36.0)	(28.2)
Deferred income	(65.6)	(56.2)
Provisions	(6.2)	(5.8)
Retirement benefit obligation	(15.5)	(1.9)

	(123.3)	(224.9)

Total liabilities	(592.1)	(538.6)

Net assets	878.9	771.7

Equity
Capital and reserves attributable to equity shareholders
Called up share capital	8.7	8.7
Share premium	71.7	68.0
Other reserves	138.2	138.6
Retained earnings	660.3	556.4

Total equity	878.9	771.7	9

Consolidated statement of recognised income and expense

for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006	52 weeks ended 29 January 2005
	£m	£m
Profit for the financial period	130.8	134.8
Translation differences	33.1	(18.9)
Gains on cash flow hedges	1.4	—
Actuarial loss on retirement benefit scheme	(11.4)	(3.9)

Total recognised income & expense for the period	153.9	112.0

Consolidated cash flow statement

for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006	52 weeks ended 29 January 2005
	£m	£m
Cash flows from operating activities:
Profit before tax	200.4	203.9
Depreciation and amortisation charges	46.2	41.7
Financing costs	7.8	8.6
Increase in inventories	(72.8)	(52.3)
Increase in trade and other receivables	(51.4)	(44.5)
Increase in payables and deferred income	53.0	10.7
Other non-cash movements	4.9	4.5

Cash generated from operations	188.1	172.6
Interest paid	(11.4)	(11.6)
Taxation paid	(64.5)	(56.5)

Net cash from operating activities	112.2	104.5

Investing activities:
Interest received	2.4	1.8
Proceeds from sale of property, plant and equipment	7.5	0.2
Purchase of property, plant and equipment	(70.4)	(70.5)
Purchase of intangible assets	(5.5)	—

Cash flows from investing activities	(66.0)	(68.5)

Financing activities:
Proceeds from issue of share capital	3.7	7.3
Purchase of own shares	(2.0)	(9.5)
Repayment of borrowings	(46.6)	(14.5)
Dividends paid	(52.7)	(43.8)

Cash flows from financing activities	(97.6)	(60.5)

Reconciliation of movement in cash and cash equivalents:
Net decrease in cash and cash equivalents	(51.4)	(24.5)
Opening cash and cash equivalents	102.4	128.0
Translation difference	1.5	(1.1)

Closing cash and cash equivalents	52.5	102.4

Reconciliation of cash flows to movement in net debt:(1)
Change in net debt resulting from cash flows	(4.8)	(10.0)
Translation difference	(10.3)	6.4

Movement in net debt in the period	(15.1)	(3.6)
Opening net debt	(83.5)	(79.9)

Closing net debt	(98.6)	(83.5)

(1)	Net debt represents cash and cash equivalents, short-term borrowings and bank loans.

Notes to the financial results

for the 52 weeks ended 28 January 2006

1. Basis of preparation

This financial information has been prepared in accordance with International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (“EU”). Any difference between these standards and those issued and adopted by the International Accounting Standards Board are not material to the Group for the accounting periods presented in this announcement. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change.

2. Segment information

	2006	2005
	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	469.6	507.7
US	1,282.7	1,107.8

	1,752.3	1,615.5

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading(1)	49.1	76.9
– Group central costs	(8.0)	(6.8)

	41.1	70.1
US	167.1	142.4

	208.2	212.5

(1)	Group central costs for 2006 include a net charge of £0.7 million relating to property provisions (2005: £0.4 million).

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

3. Other operating income

Other operating income comprises interest receivable from the US in-house credit programme £45.5 million (2005: £38.6 million) and foreign exchange gains £0.8 million (2005: £nil).

4. Financing costs

	2006	2005
	£m	£m
Interest receivable	2.4	1.8
Defined benefit pension scheme – expected return on scheme assets	6.9	6.6
– interest on pension liabilities	(5.7)	(5.4)
Interest payable and similar charges	(11.4)	(11.6)

	(7.8)	(8.6)

5. Taxation

	2006	2005
	£m	£m
Current taxation – UK tax	11.5	20.1
– US tax	60.0	27.1
Deferred taxation – UK	1.4	0.4
– US	(3.3)	21.5
	69.6	69.1

Notes to the financial results

for the 52 weeks ended 28 January 2006

6. Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these accounts are as follows:

	2006	2005
Income statement (average rate)	1.80	1.86
Balance sheet (closing rate)	1.77	1.89

7. Earnings per share

	2006		2005
	£m		£m
Earnings attributable to shareholders	130.8		134.8
Basic weighted average number of shares in issue (million)	1,736.6		1,731.6
Dilutive effect of share options (million)	3.3		3.6
Diluted weighted average number of shares (million)	1,739.9		1,735.2
Earnings per share – basic	7.5	p	7.8	p
– diluted	7.5	p	7.8	p

The number of shares in issue at 28 January 2006 was 1,738,843,382 (29 January 2005: 1,735,615,152 shares).

8. Dividends

During 2005/06, a dividend of 2.625p per share was paid on 8 July 2005 in respect of the final dividend declared for the year ended 29 January 2005. Also, an interim dividend for the year ended 28 January 2006 was paid on 4 November 2005.

Subject to shareholder approval, a proposed dividend of 2.8875p per share will be paid on 7 July 2006 to those shareholders on the register of members at close of business on 2 June 2006. This financial information does not reflect this proposed dividend, which will be treated as an appropriation of retained earnings in the year ending 3 February 2007.

	28 January 2006	29 January 2005
	£m	£m
Final dividend paid of 2.625p per share (2005: 2.160p)	45.5	37.3
Interim dividend paid of 0.4125p per share (2005: 0.3750p)	7.2	6.5

	52.7	43.8

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential tax treatment. The change in legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this US legislation to their particular circumstances.

Notes to the financial results

for the 52 weeks ended 28 January 2006

9. Changes in shareholders’ equity

			Other reserves			Retained earnings
	Share capital	Share premium	Revaluation reserve	Special reserves	Reserve for own shares	Hedging reserve	Translation reserve	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 31 January 2004	8.6	60.7	3.1	142.2	—	—	(99.1)	584.7	700.2
Recognised income and expense:
– Profit for the financial period	—	—	—	—	—	—	—	134.8	134.8
– Translation differences	—	—	—	—	—	—	(18.9)	—	(18.9)
Actuarial loss recognised	—	—	—	—	—	—	—	(3.9)	(3.9)
Equity-settled transactions - net	—	—	—	—	—	—	—	5.1	5.1
Dividends	—	—	—	—	—	—	—	(43.8)	(43.8)
Transfer on property disposals	—	—	1.2	—	—	—	—	—	1.2
Share options exercised	0.1	4.8	—	—	1.6	—	—	—	6.5
Purchase of own shares by ESOT	—	—	—	—	(9.5)	—	—	—	(9.5)
Shares issued to QUEST/ESOTs	—	2.5	—	—	—	—	—	(2.5)	—

Balance at 29 January 2005	8.7	68.0	4.3	142.2	(7.9)	—	(118.0)	674.4	771.7
Recognised income and expense:
– Profit for the financial period	—	—	—	—	—	—	—	130.8	130.8
– Gains on cash flow hedges	—	—	—	—	—	1.4	—	—	1.4
– Translation differences	—	—	—	—	—	—	33.1	—	33.1
Actuarial loss recognised	—	—	—	—	—	—	—	(11.4)	(11.4)
Equity-settled transactions - net	—	—	—	—	—	—	—	4.1	4.1
Dividends	—	—	—	—	—	—	—	(52.7)	(52.7)
Share options exercised	—	2.3	—	—	1.6	—	—	—	3.9
Purchase of own shares by ESOT	—	—	—	—	(2.0)	—	—	—	(2.0)
Shares issued to ESOTs	—	1.4	—	—	—	—	—	(1.4)	—

Balance at 28 January 2006	8.7	71.7	4.3	142.2	(8.3)	1.4	(84.9)	743.8	878.9

Notes to the financial results

for the 52 weeks ended 28 January 2006

10. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, earnings per share, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

52 weeks ended 28 January 2006	52 weeks ended 28 January 2006		52 weeks ended 29 January 2005		Growth at actual exchange rates	Impact of exchange rate movement		2004/05 at constant exchange rates (non-GAAP)		Growth at constant exchange rates (non-GAAP)
	£m		£m		%	£m		£m		%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	469.6		507.7		(7.5)	—		507.7		(7.5)
US	1,282.7		1,107.8		15.8	36.9		1,144.7		12.1

	1,752.3		1,615.5		8.5	36.9		1,652.4		6.0

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading	49.1		76.9		(36.2)	—		76.9		(36.2)
– Group central costs	(8.0)		(6.8)		n/a	—		(6.8)		n/a

	41.1		70.1		(41.4)	—		70.1		(41.4)
US	167.1		142.4		17.3	4.7		147.1		13.6

	208.2		212.5		(2.0)	4.7		217.2		(4.1)

Profit before tax	200.4		203.9		(1.7)	4.4		208.3		(3.8)

Earnings per share	7.5	p	7.8	p	(3.8)	0.2	p	8.0	p	(6.3)

At 28 January 2006	28 January 2006	29 January 2005	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(98.6)	(83.5)	(7.8)	(91.3)

11. Accounts

The financial information set out above does not constitute the Company’s statutory accounts for the 52 weeks ended 28 January 2006 or the 52 weeks ended 29 January 2005, but is derived from those accounts. Statutory accounts for the 52 weeks ended 29 January 2005 have been delivered to the Registrar of Companies, whereas those for the 52 weeks ended 28 January 2006 will be delivered following the Company’s annual general meeting. The auditors have reported under Section 235 of the Companies Act 1985 on those accounts for each of those periods; their reports were unqualified and did not contain a statement under Section 237 (2) or (3) of that Act.

Notes to the financial results

for the 52 weeks ended 28 January 2006

12. Reconciliation of IFRS to US GAAP

Effect on profit for the financial period of differences between IFRS and US GAAP

	52 weeks ended 28 January 2006		52 weeks ended 29 January 2005
	£m		£m
Profit for the financial period in accordance with IFRS	130.8		134.8

Pensions	(1.8)		(0.9)
Sale and leaseback transactions	0.8		1.0
Returns provisions	(6.0)		—
Stock compensation	4.4		—
Asset retirement obligations	(1.0)		—

US GAAP adjustments before taxation	(3.6)		0.1
Taxation	5.0		2.6

US GAAP adjustments after taxation	1.4		2.7

Retained profit attributable to shareholders in accordance with US GAAP	132.2		137.5

Earnings per ADS in accordance with US GAAP - basic	76.1	p	79.4	p
- diluted	76.0	p	79.1	p
Weighted average number of ADSs outstanding (million) - basic	173.7		173.2
- diluted	174.0		173.8

Effect on shareholders’ funds of differences between IFRS and US GAAP

	28 January 2006	29 January 2005
	£m	£m
Shareholders’ funds in accordance with IFRS	878.9	771.7

Goodwill in respect of acquisitions (gross)	501.0	476.8
Adjustment to goodwill	(59.7)	(56.1)
Accumulated goodwill amortisation	(153.0)	(146.0)
Sale and leaseback transactions	(7.1)	(7.9)
Pensions	14.4	28.2
Depreciation of properties	(2.5)	(2.5)
Revaluation of properties	(4.3)	(4.3)
Returns provisions	—	6.0
Other	—	0.5

US GAAP adjustments before taxation	288.8	294.7
Taxation	(2.2)	(10.4)

US GAAP adjustments after taxation	286.6	284.3

Shareholders’ funds in accordance with US GAAP	1,165.5	1,056.0

Shareholders’ funds in accordance with US GAAP at beginning of period	1,056.0	988.5
Net income in accordance with US GAAP	132.2	137.5
Issue/(purchase) of shares, net	1.9	(3.1)
(Decrease)/increase in additional paid-in capital	(0.3)	2.5
Dividends paid	(52.7)	(44.3)
Other comprehensive (expense)/income (1)	(18.1)	1.4
Translation differences	46.5	(26.5)

Shareholders’ funds in accordance with US GAAP at end of period	1,165.5	1,056.0

(1)	Other comprehensive (expense)/income relates principally to the Group’s defined benefit pension scheme.

Notes to the financial results

for the 52 weeks ended 28 January 2006

13. Adoption of IFRS

(i) Revised accounting policies adopted

For financial years commencing on or after 1 January 2005 the Group is required to report in accordance with IFRS as adopted by the EU. The Group therefore now prepares its results under IFRS. Any difference between these standards and those issued and adopted by the International Accounting Standards Board are not material to the Group. This announcement contains audited comparative information for the 52 weeks ended 29 January 2005 that have been restated under IFRS. IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Revised accounting policies adopted as a result of the application of IFRS are given below. All other accounting policies applied are consistent with those disclosed in the Annual Report & Accounts for the 52 weeks ended 28 January 2006.

These changes have no impact on the Group’s historical or future cash flows or the timing of cash received and paid.

The rules for the first time adoption of IFRS are set out in IFRS 1 ‘First-time Adoption of International Reporting Standards’. In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. A number of exceptions from retrospective application are allowed to assist companies as they move to reporting under IFRS. For details of where the Group has taken advantage of the exemptions see the notes below.

IFRS 2 Share-based payments

In accordance with IFRS 2, the Group has recognised a charge to income in respect of the fair value of outstanding employee share options. The fair value is calculated using the Black-Scholes and binomial valuation models and is charged to income from the grant date over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used. The operating profit impact in 2004/05 was a charge of £3.9 million.

IFRS 3 Business combinations

IFRS 3 requires goodwill to be stated at cost with impairment reviews carried out annually, or more frequently when there are indications that the carrying value may not be recoverable. Under the transitional arrangements the Group has applied IFRS 3 from the transition date. As a result, all prior business combination accounting and goodwill was frozen, subject to exchange rate movements, at the transition date of 31 January 2004 and the value of goodwill was frozen, subject to exchange rate movements, at £16.8 million, with amortisation previously reported under UK GAAP for 2004/05 of £1.0 million not charged under the IFRS presentation.

IAS 10 Events after the balance sheet date

Under IAS 10 dividends are not provided for until formally approved. As a result net assets at 29 January 2005 were increased by the amount of the final proposed dividend of £45.5 million.

IAS 12 Income taxes

The application of IAS 12 results in the separate disclosure of deferred tax assets and liabilities on the Group’s balance sheet. Opening balance sheet adjustments have been made to reclassify these assets and liabilities.

IAS 17 Leases

IAS 17 requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the income statement on a straight line basis over the lease term, including any construction period or other rental holiday. Such lease clauses are commonly found in the US and result in an acceleration of lease charges for accounting purposes from the later to the earlier years of the lease term. In addition, Standard Interpretations Committee (“SIC”) 15 requires inducements to enter into a lease to be recognised over the lease term rather than over the period to the next rent review.

For 2004/05, this resulted in an additional charge to the income statement of £3.5 million and a decrease in net assets of £17.9 million before deferred tax.

Where quantifiable, the discounted cost of decommissioning the assets installed in leasehold premises is included in the cost of the asset and appropriate decommissioning provisions are recognised. There was no impact on profit before tax for 2004/05 although net assets are reduced by £1.0 million before deferred tax.

IAS 18 Revenue recognition

IAS 18 requires that revenue is only recognised when all significant risks of ownership have been transferred to the buyer.

Provisions for returned goods are recognised in net assets with movements in these provisions recognised in the income statement. There are a number of other presentation changes that do not have an impact on the profit or net assets of the Group. Interest receivable from the US in-house credit programme is classified as other operating income.

Notes to the financial results

for the 52 weeks ended 28 January 2006

13. Adoption of IFRS (continued)

IAS 32 and 39 Financial instruments

The Group has taken the exemption not to restate comparatives for IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. As a result, the comparative information in the 2005/06 accounts is presented on the previously existing UK GAAP basis. The Group applies the hedge accounting provisions of IAS 39 as they relate to forward currency and commodity contracts to the extent practically and economically appropriate in order to minimise future volatility arising from its implementation.

IAS 38 Intangible assets

Computer software that is not an integral part of the related hardware is classified as an intangible asset and is stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over periods from three to five years.

(ii) Reconciliation of IFRS to UK GAAP

Cumulative effect on total equity of differences between IFRS and UK GAAP

	29 January 2005	31 January 2004
	£m	£m
Total equity previously reported under UK GAAP	739.1	674.9

IFRS adjustments:
Goodwill amortisation	1.0	—
Leases	(18.9)	(15.8)
Revenue recognition	(6.0)	(6.0)
Deferred taxation	11.0	9.8
Dividend recognition	45.5	37.3

Total equity as reported in accordance with IFRS	771.7	700.2

Effect on sales and profit before tax of differences between IFRS and UK GAAP

52 weeks ended 29 January 2005
£m
Profit before tax previously reported under UK GAAP	210.3

IFRS adjustments:
Share-based payments	(3.9)
Goodwill amortisation	1.0
Leases	(3.5)

Profit before tax in accordance with IFRS	203.9
Taxation:
Taxation in accordance with IFRS	(69.1)

Profit for the financial period in accordance with IFRS	134.8